EXHIBIT 99.1

Statoil ASA: Notifiable trading

On behalf of Statoil (OSE: STL, NYSE:STO), DNB has on 9 December 2016 purchased 567,259 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 153.37 per share.

Before distribution to the employees, the Share saving plan has 11,451,249 shares.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

Contacts:

Peter Hutton, SVP Investor Relations, mbl: +44 7881 918 792
Morten Sven Johannessen, VP Investor Relations USA, mbl +1 203 570 2524